Mail Stop 3561

August 7, 2008

Mr. Wang Zhigang
Chief Executive Officer
Shandong Zhouyuan Seed and Nursery Co., Ltd.
238 Jianxindong Street,
Laizhou, Shandong Province
People's Republic of China

> **Re: Shandong Zhouyuan Seed and Nursery Co., Ltd.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 333-52472**

Dear Mr. Zhigang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Item 8A. Disclosure Controls and Procedures, page 14

1. Please revise to provide the disclosures required by Item 307 of Regulation S-B.

Financial Statements

Notes to Financial Statements

Note 1 – Organization and Operations, F-7

2. It appears from your disclosure that Infolink Pacific Limited ("Infolink")is deemed the primary beneficiary of Shandong Zhouyuan Seed and Nursery Co., Ltd. ("Zhouyuan") as a result of the Trust and Indemnity Agreements which provides Infolink a 60% beneficial interest in the shares of Zhouyuan resulting in Zhouyuan being consolidated under the guidance of FIN 46(R). This appears to be inconsistent with the presentation within the financial statements which appears to present the operations and equity structure of Zhouyuan on a stand-alone basis adjusted for the recapitalization with Pingchuan Pharmaceutical that occurred in January 2007 and your disclosure which states the transaction was accounted for on a basis similar to a reorganization between entities under common control. Please clarify or advise.

Exhibits, page 46

3. We note that June 8, 2007 you filed a registration statement on Form S-8. As a result, please file a current consent in accordance with Item 601 of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Angela Halac, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services